SEC FILE NUMBER
1-6627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
          ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	March 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Michael Baker Corporation

Full Name of Registrant

Former Name if Applicable
100 Airside Drive

Address of Principal Executive Office (Street and Number)
Moon Township, Pennsylvania 15108

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Michael Baker Corporation (the “Company”) is filing this Form 12b-25 because additional time is needed for the Company to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which was due on May 12, 2008.
     As previously described in the Company’s Form 8-K dated February 22, 2008 and the Company’s Form 12b-25 (NT-10K) filed on March 18, 2008, the Company has determined that its Energy segment overstated contract revenue and unbilled revenue balances on three onshore managed services clients for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and is in the process of restating its consolidated financial statements for those quarters. These non-cash errors will reduce the Company’s consolidated earnings previously reported for the first three quarters of 2007. Therefore, the previously issued consolidated financial statements of the Company for such quarters should not be relied upon because of errors in those financial statements.
     The Company is still evaluating whether a portion of these non-cash errors will impact its previously issued audited consolidated financial statements for the year ended December 31, 2006. Accordingly, our assessment of the impact, if any, on these 2006 financial statements has not yet been completed.
     Consequently, the Company has not been able to complete its consolidated financial statements for the quarter ended March 31, 2008, and the Company was not able to file its Form 10-Q for such quarter by the due date.
     The Company plans to file its Form 10-Q for the quarter ended March 31, 2008 as soon as possible.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Craig O. Stuver	412	269-6300
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑
Form 10-K for the year ended December 31, 2007.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As previously described in the Company’s Form 8-K dated February 22, 2008 and the Company’s Form 12b-25 (NT-10K) filed March 18, 2008, the Company is in the process of restating its consolidated financial statements for the first three quarters of 2007, including the quarter ended March 31, 2007, due to the overstatement of contract revenue and unbilled revenue balances on three onshore managed services clients. Because the Company has not yet completed this restatement to determine the final amounts, classifications and timing of the restatement adjustments, we are not able to estimate or quantify the significance of any change in the results of operations for the quarter ended March 31, 2008 from the quarter ended March 31, 2007.

Michael Baker Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Craig O. Stuver

Acting Chief Financial Officer